UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

BUTTERFLY NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

124155102
(CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124155102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,746,834 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,746,834 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,746,834 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.54% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 1,713,333 shares of Common Stock issuable to Glenview Capital Management, LLC upon exercise of the Private Placement Warrants.
(2)
Based on 174,139,488 shares of Common Stock outstanding as of October 28, 2022 as reported in the Issuer’s Form 10-Q filed on November 3, 2022, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 124155102	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
LONGVIEW INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,579,287 (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,579,287 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,579,287 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.28% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	Includes 3,032,600 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants.
(4)
Based on 174,139,488 shares of Common Stock outstanding as of October 28, 2022 as reported in the Issuer’s Form 10-Q filed on November 3, 2022, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 124155102	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
83,033 (5)

	8	SHARED VOTING POWER
17,326,121 (6)

	9	SOLE DISPOSITIVE POWER
83,033 (5)

	10	SHARED DISPOSITIVE POWER
17,326,121 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,409,154 (5)(6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73% (7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(5)
Includes (i) 21,645 shares of Common Stock that Mr. Robbins has the right to acquire upon exercise of stock options, and (ii) 61,388 shares of Common Stock underlying restricted stock units that were granted to Mr. Robbins.

(6)
Includes (i) 3,032,600 shares of Common Stock issuable to Longview Investors LLC upon exercise of the Private Placement Warrants and (ii) 1,713,333 shares of Common Stock issuable to Glenview Capital Management, LLC upon exercise of the Private Placement Warrants.

(7)
Based on 174,139,488 shares of Common Stock outstanding as of October 28, 2022 as reported in the Issuer’s Form 10-Q filed on November 3, 2022, plus the shares of Common Stock the Reporting Person has the right to acquire, which shares have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 124155102	Page 5 of 6 Pages
SCHEDULE 13D

Item 1.	Security and Issuer.

Item 1 of the Original 13D is hereby amended and supplemented as follows.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2021, as amended by Amendment No. 1, filed with the SEC on March 30, 2021, and Amendment No. 2, filed with the SEC on March 11, 2022 (collectively, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Butterfly Network, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1600 District Avenue, Burlington, MA 01803. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 13, 2023, Longview Investors LLC (“Longview”) distributed in kind 2,568,750 shares of Common Stock and 1,713,333 Private Placement Warrants to certain funds managed by Glenview Capital Management, LLC (“Glenview”), on a pro rata basis based on their ownership interest in Longview, for no consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) Items 7-11 of the cover pages of the Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 4 of this Amendment No. 3, the Reporting Persons have not effected any transactions with respect to the Common Stock the past 60 days.

(d) Certain funds managed by Glenview are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement as beneficially owned by Glenview (and indirectly beneficially owned by Larry Robbins).

(e) As of February 13, 2023, Longview ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 124155102	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

GLENVIEW CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LONGVIEW INVESTORS LLC
	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

LARRY ROBBINS
	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins